345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990 www.loeb.com

August 18, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Shih-Kuei Chen Mary Beth Breslin

Re:	EF Hutton Acquisition Corporation I
Amendment No. 3 to Registration Statement on Form S-1
Filed July 29, 2022
File No. 333-264314

Dear Mr. Chen and Ms. Breslin:

On behalf of EF Hutton Acquisition Corporation I (the “Company”), we are hereby responding to the letter, dated August 4, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s registration statement on Form S-1 Amendment No. 3, File No. 333-264314 (the “Registration Statement”). In order to update and revise certain information in the Registration Statement, the Company is filing a fourth amendment to the Registration Statement (the “Amendment”) with the Commission today.

* * *

Amendment No. 3 to Registration Statement on Form S-1 filed July 29, 2022

The Offering, page 10

1. We note your amended disclosure on page 15 that “[t]he Roth affiliates have agreed that the founder shares may not be sold….” Please clarify who are the Roth affiliates, and their roles in this offering.

Response: The term “Roth affiliates” on page 15 of the Registration Statement was a typographical error and no such parties have any role in connection with this offering. To address the Staff’s comment we have revised the disclosure on Page 15 of the Registration Statement by replacing the name “Roth” with “EF Hutton.” Please see the Amendment at Page 15 for the revision.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or James A. Prestiano at (212) 407-4831 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ James A. Prestiano

Loeb & Loeb LLP

cc:	Benjamin Piggott, CEO
EF Hutton Acquisition Corporation I